Exhibit 99.8

Tower One to Spin Out USA-Based TCTS

February 2, 2018 - - Tower One Wireless Corp (CSE:TO) (OTCQB:TOWTF) (Frankfurt:1P3N) (the “Company” or “Tower One”) is pleased to announce that it intends to spin-out its 70% owned subsidiary, Tower Construction & Services Company (“TCTS”) or its 70% interest in TCTS, as a separate operating entity to create a standalone publicly traded company (the “Proposed Spin-Out”). TCTS is headquartered in Miami, USA and actively operates in multiple states throughout the eastern United States.

TCTS has received purchase orders from T-Mobile and Ericsson totaling $393,000 ($314,000 USD) in revenue producing tower construction and service contracts in the first 90 days since Tower One took a controlling interest in TCTS. The Company has completed the aforementioned tower service and construction work.

Pursuant to the terms of the Proposed Spin-Out, the Company has set a record date of March 15, 2018, (the “Record Date”) pursuant to which shareholders as of the Record Date will be entitled to receive one (1) common share in the capital of TCTS for every five (5) common shares of the Company held. The Proposed Spin-Out will be subject to regulatory approval, including the approval of the Canadian Securities Exchange and the shareholders of the Company (if required).

Alejandro Ochoa, CEO of Tower One, states: “This strategic spin-out will provide Tower One shareholders with additional equity exposure in the growing telecom sector. As well, it will allow Tower One’s management team to be focused on its core business of providing cell towers to mobile network operators in Latin America. This business has seen strong growth, in Colombia and Argentina, along with new opportunities in Mexico.”

There can be no assurance that the Proposed Spin-Out will be completed as proposed or at all.

About TCTS

TCTS was established in 2011, and provides customers comprehensive telecommunication services, including turnkey solutions covering all aspects of tower erecting needs including: wireless infrastructure, tower building solutions and Fiber to the Home (FTTH). TCTS has over 40 years of combined experience providing these solutions to customers.

TCTS has active Master Service Agreements with multiple world-class companies such as:

  T Mobile

  Ericsson

  Sigfox

  HIS

  Mobilitie

  Jacobs

  American Towers

  Cooper General

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About Tower One Wireless Corp.

Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is the only publicly traded small cap entry in to the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business. At Managements election 30 million shares issued to Tower One Management cannot be sold for 3 years. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

For further information, please contact:
Robert “Nick” Horsley, Director
nick@toweronewireless.com
(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include the acquisition of the towers, the transaction with TCTS, the debt settlement, regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the Proposed Spin-Out will be completed.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning TCTS has been provided for inclusion herein by TCTS. Although the Company has no knowledge that would indicate that any information contained herein concerning TCTS is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.

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